News Announcement

CONTACT: Richard D. McGraw, President/CEO Vitran Corporation Inc. 416/596-7664 Kevin Glass, VP Finance/CFO Vitran Corporation Inc. 416/596-7664	Robert L. Rinderman Joseph N. Jaffoni Jaffoni & Collins Incorporated 212/835-8500 or VVN@jcir.com

FOR IMMEDIATE RELEASE

REMINDER:
Vitran management will conduct a conference call today, April 27th at 10:00 a.m. (Eastern time), to discuss the Company’s 2001 first quarter results. The conference call dial-in is: 800/883-9624. There will be a Webcast at http://www.vcall.com/NASApp/VCall/EventPage?ID=72662

VITRAN REPORTS 2001 FIRST QUARTER RESULTS
DECLARES SEMI-ANNUAL DIVIDEND

TORONTO, ONTARIO (April 27, 2001) — Vitran Corporation Inc. (TSE:VTN.A, AMEX:VVN), a North American transportation and logistics firm, today announced operating results for the first quarter and three-month periods ended March 31, 2001 (all figures reported in Canadian dollars). Vitran also reported that its Board of Directors has approved a semi-annual dividend of $0.035 per share payable on June 30, 2001 to shareholders of record on June 12, 2001.

Revenues for the three months ended March 31, 2001 increased to $125,165,000, compared to $123,022,000 in the 2000 first quarter. Vitran’s first quarter EBITDA decreased to $3,172,000, compared to $7,482,000 in the year-earlier period. For the quarter, Vitran reported an operating loss of $225,000, compared to income of $4,180,000 in the year-ago three-month period.

For the 2001 first quarter, Vitran reported a net loss of $1,291,000, or $0.13 per basic share ($0.13 fully diluted), compared to net income of $1,595,000, or $0.16 per basic share ($0.15 fully diluted) in the year-ago first quarter. Per share results are based on 9,859,778 (11,059,578 fully diluted) and 9,943,132 (11,037,932 fully diluted) weighted average shares outstanding during the 2001 and 2000 first quarter periods, respectively.

The economies of the United States and Canada both experienced a slowdown during the first quarter of 2001, however, the US downturn was more severe. Vitran’s Canadian LTL business performed quite well considering the conditions, while the US LTL operation incurred a loss during

Vitran Corporation Inc. Q1 2001, 4/27/01	page 2 of 4

the quarter. The Midwest, where Vitran primarily operates, was impacted more significantly because of its dependence on manufacturing.

Operating income for Vitran’s LTL business in the first quarter was $1,096,000, compared with $4,326,000 recorded in the same period last year. The operating ratio for this unit changed from 95.2% to 98.8%.

Vitran Logistics and Intermodal recorded a small loss on a 9.5% year-over-year increase in revenue. Significant improvement in results for the Logistics business was offset by a below plan performance from the Intermodal Marketing operation. The Truckload business unit, while off from last year’s strong results, operated reasonably well given the slowdown in activity and the increase in fuel and insurance expenses.

The environmental business results were very disappointing and for the most part unrelated to the economic slowdown. The performance of this business unit, which had been steadily improving during the fourth quarter of 2000, regressed in early 2001. Volumes for the newly created capacity in the processing plants were significantly short of plan and as a result processing economies were not achieved. The business lost a major contract and the volume has not yet been fully replaced. Various initiatives including cost reductions, sales programs and reorganizations have been undertaken to improve results going forward.

Commenting on Vitran’s Q1 2001 results, President and Chief Executive Officer, Richard D. McGraw, stated, “We know the reasons for our under-performance and are aggressively making the management and operating changes necessary to restore productivity and profitability. While the slowing of both economies had an impact, we did not adjust our cost structures fast enough at our US LTL operations to compensate for the changing revenue patterns. Accordingly, we are now making the necessary expense adjustments without sacrificing our service levels.

“The environmental business also under-performed during the period and significantly impaired the quarterly results. The underlying reasons are being aggressively addressed and every strategic alternative is being explored.

“Vitran has developed a very effective LTL network covering 18 Midwest states and all provinces in Canada that is capable of serving our customers with the fastest transit times in the industry. Following four consecutive years of record financial results, management is making every effort to restore the performance to previous levels of growth and profitability.”

Vitran Corporation Inc. Q1 2001, 4/27/01	page 3 of 4

Vitran Corporation Inc. is a North American group of transportation companies offering less-than-truckload, logistics, truckload, intermodal and truck brokerage services.
Further Company information is available at http://www.vitran.com.

Information in this news announcement relating to projected growth, improvements in productivity and future results constitutes forward-looking statements. Actual results in future periods may differ materially from the forward-looking statements because of a number of risks and uncertainties, including but not limited to economic factors, demand for the Company’s services, fuel price fluctuations, the availability of employee drivers and independent contractors, risks associated with geographic expansion, capital requirements, claims exposure and insurance costs, competition and environmental hazards. Additional information about these and other factors that could affect the Company’s business is set forth in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

(tables follow)

Vitran Corporation Inc.
Balance Sheet
March 31, 2001 (unaudited)
(in thousands of Canadian dollars)

Current assets	$78,784
Fixed assets	63,047
Goodwill and other assets	76,682

$218,513

Current liabilities	$75,034
Long-term debt	57,958
Other liabilities	2,258

135,250
Minority interest	556
Shareholders’ equity	82,706

$218,513

(statements of income follows)

Vitran Corporation Inc. Q1 2001, 4/27/01	page 4 of 4

VITRAN CORPORATION INC.
Statements Of Income
(in thousands of Canadian dollars, except per share amounts)

	Three Months Ended March 31,
	(unaudited)

	2001	2000

Revenues	$125,165	$123,022
Operating expenses	108,489	102,932

Gross profit	16,676	20,090

Selling, general and administrative expenses	13,504	12,608

Income from operations before depreciation and amortization	3,172	7,482
Depreciation and amortization	3,397	3,302

Income from operations	(225)	4,180
Gain/(loss) on sale of assets	128	(21)
Net interest expense	1,956	1,921

Income before taxes	(2,053)	2,238
Income tax expense	(723)	654

Income before the other items	(1,330)	1,584
Other items	40	11

Net income	$(1,290)	$1,595

Earnings per share
Basic	$(0.13)	$0.16

Fully Diluted	$(0.13)	$0.15

Weighted average shares outstanding
Basic	9,859,778	9,943,132

Fully Diluted	11,059,578	11,037,932

First Quarter	US LTL	%	CDN LTL	%
Operating Data	($US)	Change	($CDN)	Change

Revenue Change	$38,830	(2.3)	$33,295	1.2
Shipments	348,231	(6.2)	197,302	(4.8)
Tonnage	468,287	(7.4)	399,633	(10.1)
Revenue per shipment	$111.51	4.1	$168.75	6.2
Weight per shipment	1,345	(1.3)	2,025	(5.6)

**	Vitran’s financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).